UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

São Paulo, June 16, 2021 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3; NYSE: UGP), in order to clarify news published by the press, and in addition to the Market Announcement of December 14, 2020, confirms that it is in exclusive negotiation with Indorama Ventures PLC in connection with the possible sale of Ultrapar’s subsidiary Oxiteno S.A. Indústria e Comércio.

The Company emphasizes, however, that up to this moment no sale and purchase contract or commitment has been executed by the parties. Other terms and conditions of the transaction, including value, are still under discussion.

Consistent with the information it has been providing to its shareholders and to the capital markets, Ultrapar is in the process of reviewing its portfolio, pursuing greater complementarity and synergies among its businesses, with investments focused on existing opportunities in the downstream oil and gas chain in Brazil, in which the Company has strong operational scale and structural competitive advantages.

The Company will maintain its shareholders and the market in general informed of any relevant developments.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)